EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended
	2008	2007	2006	2005	2004

Income from continuing operations	$43,192	$48,039	$45,879	$51,037	$33,199
Add: Interest expense	4,114	4,957	7,028	8,310	11,523
Earnings	$47,306	$52,996	$52,907	$59,347	$44,722

Interest expense	$4,114	$4,957	$7,028	$8,310	$11,523

Interest expense	$4,114	$4,957	$7,028	$8,310	$11,523
Noncontrolling interests preferred return	307	343	343	349	896
Preferred stock (buyback)/redemption	(989)	—	—	—	4,029
Preferred stock dividends	15,390	16,923	17,157	17,343	17,356
Fixed Charges	$18,822	$22,223	$24,528	$26,002	$33,804

Ratio of earnings to interest expense	11.50	10.69	7.53	7.14	3.88

Ratio of earnings to fixed charges	2.51	2.38	2.16	2.28	1.32